Morgan Stanley Dean Witter Mid-Cap Growth Fund


Item 77.C.     Matters Submitted to a Vote of Security Holders  -
June 8, 1999

      Approval of an Agreement and Plan of Reorganization, dated February 25, 1999, between Morgan Stanley Dean Witter Mid-Cap Growth Fund ("MSDW Mid-Cap") and TCW/DW Mid-Cap Equity Trust ("TCW/DW Mid-Cap Equity"), pursuant to which substantially all of the assets of MSDW Mid-Cap would be combined with those of TCW/DW Mid-Cap Equity and shareholders of MSDW Mid-Cap would become shareholders of TCW/DW Mid-Cap Equity receiving shares of TCW/DW Mid-Cap Equity with a value equal to the value of their holdings in MSDW Mid-Cap:

For:          16,349,748                  Against:        561,888
Abstain:  1,732,954

Item 77c - msdw mid-cap growth